                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            BREAKAWAY SOLUTIONS, INC.
      -------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, $0.000125 Par Value Per Share
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   105372 10 5
      -------------------------------------------------------------------
                                 (CUSIP Number)

                           Charles C. Freyer, Esquire
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                                 General Counsel
      -------------------------------------------------------------------
                      SCP Private Equity Partners II, L.P.
      -------------------------------------------------------------------
                       435 Devon Park Drive, Building 300
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                                 Wayne, PA 19087
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                                  610-254-4242
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                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                         copy to: Spencer W. Franck, Jr.
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                                 Saul Ewing LLP
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                       1200 Liberty Ridge Drive, Suite 200
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                                 Wayne, PA 19087
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                                  610-251-5082
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                                  July 3, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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_______________________________________________________________________________

CUSIP No.  105372 10 5             SCHEDULE 13D                        Page 2
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                 SCP Private Equity Partners II, L.P.
                 23-3037972
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
            OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       58,491,660
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       58,491,660
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          58,491,660
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                53.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                PN
_____________________________________________________________________________




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______________________________________________________________________________

CUSIP No.  105372 10 5             SCHEDULE 13D                        Page 3
______________________________________________________________________________

    1      NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                SCP Private Equity II, LLC
                23-3047235
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
            OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       58,491,660
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       58,491,660
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          58,491,660
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                53.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                CO
_____________________________________________________________________________

                  This Amendment No. 2 to Schedule 13D relates to a Schedule 13D filed with the Securities and Exchange Commission ("SEC") on February 26, 2001 (the "Schedule 13D") and Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the SEC on April 16, 2001. This Amendment No. 2 amends and supplements Amendment No. 1. Information contained in the Schedule 13D and Amendment No. 1 remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 3. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D and Amendment No. 1.

Item 1.           Security and Issuer

                  This Amendment No. 2 relates to the acquisition of a warrant (the "Warrant") to purchase up to 20,000 shares of the Issuer's Series A Preferred Stock, $.0001 par value per share (the "Series A Preferred"), which is initially convertible into 2,000,000 shares of the Issuer's Common Stock, par value per share, $0.000125 per share.

                  The exercise price of the Warrant and the number of shares of Common Stock underlying the Warrant are subject to adjustment upon certain events as described in the Warrant. The form of the Warrant is filed as Exhibit 2 hereto, and the terms of which are incorporated herein by reference. The Series A Preferred is convertible into Common Stock on the terms set forth in the Certificate of Designation of the Series A Preferred Stock.

Item 3.           Source and Amount of Funds or Other Consideration

                  The Warrant was issued to SCP in consideration of SCP's execution and delivery to Silicon Valley Bank (the "Bank") of a guaranty (the "Guaranty") of the Issuer's obligations under the Loan and Security Agreement dated July 3, 2001, between the Issuer and the Bank (the "Loan Agreement") and the Master Lease Agreement dated as of September 28, 1999, between the Issuer and the Bank. SCP's execution and delivery of the Guaranty was a condition to the Bank's execution and delivery of the Loan Agreement.

Item 4.           Purpose of Transaction

                  SCP plans to enter into an agreement with ICG Holdings, Inc. ("ICG"), Internet Capital Group, Inc. and Breakaway Solutions, Inc., pursuant to which ICG will indemnify SCP with respect to one-third of any loss or liability SCP may suffer as a result of its execution and delivery of the Guaranty. As consideration for such indemnification, SCP will agree to assign a one-third interest in the Warrant to ICG, which will entitle ICG to 6,667 shares of the Series A Preferred Stock.

                  Except as set forth herein and in the Schedule 13D and Amendment No. 1, none of the Reporting Persons, the General Partner nor any of the Members, have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4.


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Item 5.           Interest in the Securities of the Issuer

         (a)-(b) Both Reporting Persons may be deemed to be the beneficial owners with shared power to vote and dispose of a total of 58,491,660 shares of Common Stock (or 53.3% of the outstanding Common Stock). SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP L.P. granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP L.P.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  In connection with the execution and delivery of the Guaranty by SCP, SCP and the Issuer entered into a Guarantee Issuance Agreement dated July 3, 2001, filed as Exhibit 3 hereto, and the terms of which are incorporated herein by reference, pursuant to which SCP agreed to execute and deliver the Guaranty and the Issuer agreed to issue the Warrant to SCP.

                  Except for the right to receive Series A Preferred upon exercise of the Warrant, the right to convert the Series A Preferred into Common Stock, the transactions described in Item 4, and as set forth in the Schedule 13D and Amendment No. 1, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the General Partner or any of the Members, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

                  The following documents are filed as exhibits to this Amendment No. 2:

                  1. Joint Filing Agreement, dated February 26, 2001 between SCP Private Equity Partners II, L.P. and SCP Private Equity II, LLC.

                  2. Warrant to Purchase up to 20,000 Shares of Series A Preferred of Breakaway Solutions, Inc.

                  3. Guarantee Issuance Agreement, dated July 3, 2001, between Breakaway Solutions, Inc. and SCP Private Equity Partners II, L.P.



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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                    SCP Private Equity Partners II, L.P.

                             By: SCP Private Equity II General Partner, L.P.,
                                 the General Partner

                             By: SCP Private Equity II, LLC,
                                 its Manager

                             By:        /s/ Wayne B. Weisman
                                        ---------------------------------------
                             Name:      Wayne B. Weisman
                                        ---------------------------------------
                             Title:     Manager
                                        ---------------------------------------


                    SCP Private Equity II, LLC

                             By:        /s/ Wayne B. Weisman
                                        ---------------------------------------
                             Name:      Wayne B. Weisman
                                        ---------------------------------------
                             Title:     Manager
                                        ---------------------------------------




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                                  EXHIBIT INDEX


Exhibit 1 Joint Filing Agreement, dated February 26, 2001 between SCP Private Equity Partners II, L.P. and SCP Private Equity II, LLC.

Exhibit 2 Warrant to Purchase up to 20,000 Shares of Common Stock of Breakaway Solutions, Inc.

Exhibit 3 Guarantee Issuance Agreement, dated July 3, 2001, between Breakaway Solutions, Inc. and SCP Private Equity Partners II, L.P.